Skadden, Arps, Slate, Meagher & Flom llp
500 BOYLSTON STREET
BOSTON, MASSACHUSETTS  02116
________

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

June 15, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock Health Sciences Trust
- N-2 Filing

Ladies and Gentlemen:

On behalf of BlackRock Health Sciences Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $116.20 to cover the registration fee under the Securities Act has been paid.

We wish to note that the Registration Statement contemplates on-going “at-the-market” offerings of the Fund’s common shares. All of the required disclosure is included in the prospectus; there is no Statement of Additional Information. The Fund has split the prospectus into two parts. Part I contains information that is specific to the Fund and expected to be the subject of periodic updating, and Part II contains information that is more generally applicable to the fund complex and expected to be the subject of less frequent updating. The prospectus identifies disclosure responses by Form N-2 item number.

We note that the Fund relies on exemptive relief (1940 Act Rel. Nos. 28690 (notice) & 28719 (order)) that permits it to make periodic distributions of long-term

Securities and Exchange Commission
June 15, 2015

capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock that it may issue.

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon